

December 19, 2024

Mark R. Witkowski
Chief Financial Officer
Core & Main, Inc.
1830 Craig Park Court
St. Louis, Missouri 63146

      Re: Core & Main, Inc.
          Form 10-K for Fiscal Year Ended January 28, 2024
          Item 2.02 Form 8-K filed March 19, 2024
          File No. 001-40650

Dear Mark R. Witkowski:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2024

Signature Page, page 96

1.   Please ensure your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) and the signatures section of Form 10-K.

Item 2.02 Form 8-K filed March 19, 2024

Exhibits 99.1 and 99.2

2.   When you present and/or discuss a non-GAAP measure/ratio in your earnings release and/or investor presentation, please also present and/or discuss the comparable GAAP measure/ratio in the same manner. For example, in the headline earnings section of your earnings release, when you disclose:
    - adjusted EBITDA percentage changes, also disclose percentage changes in net

income,
- adjusted EBITDA margin and its basis point change, also present net income margin and its basis point change, and
- net debt leverage with a discussion of reasons, also present net debt divided by net income with a discussion of reasons.

Some additional examples in the investor presentation are when you disclose:
- adjusted EBITDA, adjusted EBITDA margin and net debt leverage, along with CAGR, percentage changes, basis point changes, and/or trend information (slides 7, 9 to 11 and 20 to 21), also disclose net income, net income margin and net debt divided by net income, along with percentage changes, basis point changes, and/or trend information, and
- operating cash flow conversion outlooks (slide 12), also disclose historical operating cash flow conversion and historical operating cash flow divided by net income.

The narrative section of your earnings release has similar issues to those described above. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Item 10(e)(1)(i) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services